Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES FLEET EXPANSION WITH TWO MODERN SUEZMAX TANKER ACQUISITIONS

ATHENS, GREECE – October 9, 2025 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, is pleased to announce the expansion of its fleet through separate wholly-owned subsidiaries, which have entered into Memoranda of Agreement with an unaffiliated third party for the purchase of the M/T Eco Bel Air and the M/T Eco Beverly Hills, both 157,286 dwt Suezmax tankers built in 2019 by Hyundai Samho Heavy Industries in South Korea. The vessels feature devices for wake optimization such as rudder bulbs and pre-swirl ducts for energy efficiency, eco-design featuring lower consumption electronic engines, and are scrubber-fitted. The purchase price is USD 75,438,000 per vessel, net of brokerage commissions, and delivery to the Company is expected to be between December 2025 and January 2026. Upon delivery, the vessels will be renamed M/T P. Bel Air and M/T P. Beverly Hills, respectively.

Commenting on the fleet expansion, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“Following our US$100 million inaugural bond issue in the Nordic high yield market in July, we evaluated a number of acquisition opportunities. This particular acquisition of two identical, highly specified tankers aligns with our stated strategy of fleet modernization and expansion in the midsize tanker segment. While we have adequate cash on hand at the present time to take delivery of both vessels, we may add a moderate amount of debt, in line with our financial policy, to provide flexibility to pursue future vessel acquisition opportunities. The addition of these younger eco-design vessels strengthens our fleet’s operational profile and positions the Company to seek favorable employment.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.